FORM 6K
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2000


                          BROCKER TECHNOLOGY GROUP LTD.
                 (Translation of registrant's name into English)


          2150, 10060 Jasper Avenue, Edmonton, Alberta, Canada, T5J 3R8
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.]

               Form 20-F __X__                  Form 40-F _____


[Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

               Yes _____                        No __X__


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).]

                                    82 _____


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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 1
                       Securities and Exchange Commission

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The following documents are filed herewith:

                                      INDEX
DOCUMENT

    1     Press Release dated January 21, 2000

    2     Material change report dated January 21, 2000

    3     Changes in Capital Structure for the month of January, 2000

    4     Alberta Form 20 dated February 17, 2000

    5     Press Release dated February 24, 2000

    6     December 31, 1999 Third quarter financial statements

    7     Changes in Capital Structure for the month of February, 2000

    8     Press Release dated March 8, 2000

    9     Press Release dated March 15, 2000

   10     Alberta Form 20 dated March 10, 2000

   11     Press Release dated March 16, 2000

   12     Changes in Capital Structure for the month of March, 2000

   13     Press Release dated April 4, 2000

   14     Changes in Capital Structure for the month April, 2000

   15     Press Release dated May 11, 2000


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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 2
                       Securities and Exchange Commission

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   16     Press Release dated May 12, 2000

   17     Press Release dated May 15, 2000

   18     Changes in Capital Structure for the month of May, 2000

   19     Section 110 Letter dated June 22, 2000

   20     Changes in Capital Structure for month of June, 2000

   21     Press Release dated July 20, 2000

   22     2000 TSE Annual Questionnaire dated July 27, 2000

   23     Preliminary long form prospectus dated July 27, 2000

   24     Press Release dated August 3, 2000

   25     Press Release dated August 9, 2000

   26     March 31, 2000 Year End Audited Financial Statements

   27     Annual Information Form for year ended March 31, 2000


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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 3
                       Securities and Exchange Commission

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BROCKER TECHNOLOGY GROUP LTD.
                                        (Registrant)


    August 18, 2000                     By:  (signed) "Andrew J. Chamberlain"
------------------------                     ----------------------------------
Date                                         Andrew J. Chamberlain
                                             Corporate Secretary


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FORM 6K                 REPORT OF FOREIGN PRIVATE ISSUER                  Page 4
                       Securities and Exchange Commission